Exhibit 4.6
KRATON CORPORATION

DESCRIPTION OF SECURITIES
As of December 31, 2019, our common stock is the only class of securities we have registered under Section 12 of the Securities Exchange Act of 1934, as amended.
As of December 31, 2019, our authorized capital stock consists of 500,000,000 shares of common stock, $0.01 par value per share and 100,000,000 shares of preferred stock, $0.01 par value per share. There are currently no shares of preferred stock outstanding.

DESCRIPTION OF OUR COMMON STOCK
The following description of our common stock is a summary. This summary is subject to the General Corporation Law of the State of Delaware and the complete text of our certificate of incorporation and bylaws. We have filed copies of our certificate of incorporation and bylaws as exhibits to our periodic reports filed with the SEC, each of which are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this exhibit is a part.
As of December 31, 2019, our authorized common stock consists of 500,000,000 shares of common stock, $0.01 par value per share. Our board of directors may designate up to 10,000,000 shares of our common stock in one or more series as “non-voting.”
Voting Rights
Holders of our common stock are entitled to one vote for each share held in the election of directors and on all other matters submitted to a vote of our stockholders. Cumulative voting of shares of our common stock is prohibited. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election.
Dividends
Subject to the prior rights of the holders of any outstanding preferred stock, holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor.
Liquidation
Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities and payment to holders of our preferred stock if such preferred stock has an involuntary liquidation preference over our common stock.
Other Rights
Holders of our common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of our common stock are validly issued, fully paid and nonassessable.
Anti-Takeover Provisions
Some provisions of Delaware law and our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deterring or preventing another party from acquiring or seeking to acquire control of us. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage anyone seeking to acquire control of us to negotiate first with our board of directors. However, these provisions may also delay, deter or prevent a change in control that our stockholders might consider to be in their best interests, including transactions that might result in a premium being paid over the market price of our common stock and also may limit the price that investors are willing to pay in the future for our common stock. These provisions may also have the effect of preventing changes in our management.
Our certificate of incorporation and our bylaws include anti-takeover provisions that:

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authorize our board of directors, without further action by our stockholders, to issue up to 100,000,000 shares of our preferred stock in one or more series, and with respect to each series, to fix the number of shares constituting that series and establish the rights and other terms of that series;

•	require that actions to be taken by our stockholders may be taken only at an annual or special meeting of our stockholders and not by written consent;

•	specifically deny any power of the stockholders to call a special meeting;

•	establish advance notice procedures for our stockholders to submit nominations of candidates for election to our board of directors and other proposals to be brought before a stockholders meeting;

•	provide that our bylaws may be amended by our board of directors without stockholder approval;

•	allow our directors to establish the size of our board of directors by action of the board of directors, subject to a minimum of three, and a maximum of nine, members;

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create a classified or “staggered” board of directors, under which directors are elected to three-year terms, with approximately one-third of the directors standing for re-election at the annual meeting every year;

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provide that vacancies on our board of directors or newly created directorships resulting from an increase in the number of our directors may be filled only by vote of a majority of directors then in office, even though less than a quorum;

•	do not give the holders of our common stock cumulative voting rights with respect to the election of directors; and

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provide that Section 203 of the Delaware General Corporation Law, which prevents companies from engaging in certain “business combinations” with “interested stockholders” for a specified period except in certain instances, does not apply.

Authorized and Unissued Shares
Our authorized and unissued shares of common stock will be available for future issuance without stockholder approval. The existence of authorized but unissued shares of our common stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Listing
Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “KRA.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.